SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SEABOARD CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

811543107

(CUSIP Number)

Ellen S. Bresky
c/o Seaboard Corporation
9000 West 67th Street, 3rd Floor
Shawnee Mission, Kansas 66202
Telephone:  (913) 676-8800
Facsimile:  (617) 676-8872

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

David S. Stone, Esq.
Neal, Gerber & Eisenberg LLP
2 North LaSalle Street
Chicago, Illinois 60602
(312) 269-8000

July 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 15117V109	13D

1.	Name of Reporting Persons.

Seaboard Flour LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power Shares Beneficially 0

	8.	Shared Voting Power 465,825.69

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 465,825.69

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
465,825.69
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.1%*
14.	Type of Reporting Person (See Instructions)
OO

* Based on 1,160,779 shares of Common Stock outstanding as of April 20, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2020.

CUSIP No. 15117V109	13D

1.	Name of Reporting Persons.

SFC Preferred, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0

	8.	Shared Voting Power 428,122.55

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 428,122.55

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
428,122.55
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.9%*
14.	Type of Reporting Person (See Instructions)
OO

* Based on 1,160,779 shares of Common Stock outstanding as of April 20, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2020.

CUSIP No. 15117V109	13D

1.	Name of Reporting Persons.

HAB Grandchildren’s Trust A
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,775

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,775

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,775
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%*
14.	Type of Reporting Person (See Instructions)
IN

* Based on 1,160,779 shares of Common Stock outstanding as of April 20, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2020.

CUSIP No. 15117V109	13D

1.	Name of Reporting Persons.

HAB Grandchildren’s Trust B
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,775

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,775

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,775
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%*
14.	Type of Reporting Person (See Instructions)
IN

* Based on 1,160,779 shares of Common Stock outstanding as of April 20, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2020.

CUSIP No. 15117V109	13D

1.	Name of Reporting Persons.

HAB 2011 Gift Trust
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,120

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,120

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,120
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%*
14.	Type of Reporting Person (See Instructions)
IN

* Based on 1,160,779 shares of Common Stock outstanding as of April 20, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2020.

CUSIP No. 15117V109	13D

1.	Name of Reporting Persons.

Bresky Foundation
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,060

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,060

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,060
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%*
14.	Type of Reporting Person (See Instructions)
IN

* Based on 1,160,779 shares of Common Stock outstanding as of April 20, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2020.

CUSIP No. 15117V109	13D

1.	Name of Reporting Persons.

SJB SEB LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,661

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,661

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,661
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%*
14.	Type of Reporting Person (See Instructions)
OO

* Based on 1,160,779 shares of Common Stock outstanding as of April 20, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2020.

CUSIP No. 15117V109	13D

1.	Name of Reporting Persons.

SJB 2014 Trust
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,661

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,661

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,661
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%*
14.	Type of Reporting Person (See Instructions)
IN

* Based on 1,160,779 shares of Common Stock outstanding as of April 20, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2020.

CUSIP No. 15117V109	13D

1.	Name of Reporting Persons.

Paul M. Squires
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,661

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,661

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,661
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%*
14.	Type of Reporting Person (See Instructions)
IN

* Based on 1,160,779 shares of Common Stock outstanding as of April 20, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2020.

CUSIP No. 15117V109	13D

1.	Name of Reporting Persons.

Ellen S. Bresky
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
PF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0

	8.	Shared Voting Power 909,339.24

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 909,339.24

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
909,339.24
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 78.3%*
14.	Type of Reporting Person (See Instructions)
IN

* Based on 1,160,779 shares of Common Stock outstanding as of April 20, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2020.

CUSIP No. 15117V109	13D

Explanatory Note:  This Amendment No. 4 (this “Amendment”) amends the Schedule 13D filed by certain of the Reporting Persons on May 4, 2017, as previously amended on October 17, 2014 and February 29, 2008 (as so amended, the “Prior Schedule 13D”).  Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Prior Schedule 13D.  Except as specifically amended hereby, the Prior Schedule 13D remains in full force and effect.  This Amendment is being filed as a result of the death of Steven J. Bresky on July 10, 2020 and also reflects a sale of shares by the Bresky Foundation.  The shares reported as beneficially owned by Steven J. Bresky are now reported as beneficially owned by his spouse Ellen S. Bresky.

Item 2.         Identity and Background.

Item 2 is hereby amended and restated as follows:

(a-f)

This Statement is being filed jointly on behalf of Seaboard Flour LLC, a Delaware limited liability company (“Seaboard Flour”); SFC Preferred, LLC, a Delaware limited liability company (“SFC”); SJB SEB LLC (“SJB SEB”); HAB Grandchildren’s Trust A (“Trust A”); HAB Grandchildren’s Trust B (“Trust B”); HAB 2011 Gift Trust (“Gift Trust”); SJB 2014 Trust (“2014 Trust” and, collectively with Trust A, Trust B and Gift Trust, the “Trusts”); the Bresky Foundation, a Kansas not-for profit corporation (the “Foundation”); and Ellen S. Bresky (collectively with the Foundation, the Trusts, Seaboard Flour and SFC, the “Reporting Persons”).  Each of the Trusts is a trust administered under the laws of the Commonwealth of Massachusetts. Ellen S. Bresky is the sole Manager of each of Seaboard Flour and SFC; business advisor of the HAB Grandchildren’s Trust A, Trust B and Gift Trust; and President and Treasurer of the Foundation.  Paul M. Squires is the Manager of SJB SEB of which the 2014 Trust is the sole Member.  As Co-Trustee of the 2014 Trust, Ellen S. Bresky may replace the Manager of SJB SEB at any time for any or no reason and, as a result, shares the voting and dispositive power over the shares of Common Stock with Mr. Squires. Seaboard Flour, SFC, SJB SEB and the Trusts were each formed for the purpose of managing Bresky family interests, including trusts created for the benefit of the Bresky family.  Ellen S. Bresky has sole control over the affairs and investment decisions of each of Seaboard Flour and SFC, including the power to vote or dispose of the shares of Common Stock held by each of them.  Ellen S. Bresky has the power to vote or dispose of the shares of Common Stock held by the Trusts and the Foundation.  The principal office of each of Mr. Squires, Seaboard Flour, SFC, SJB SEB, the Trusts and the Foundation is located at c/o Seaboard Flour LLC, 6 Liberty Square, #354, Boston, Massachusetts 02109.  The principal office of Ellen S. Bresky is located at c/o Seaboard Corporation, 9000 West 67th Street, 3rd Floor, Shawnee Mission, Kansas 66202.

Ellen S. Bresky and Paul M. Squires are each citizens of the United States.  Ms. Bresky is a private investor and serves as a director of the Issuer. Mr. Squires is Chief Operating Officer of Seaboard Flour and serves as a director of the Issuer.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5.         Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)                                 Amount beneficially owned:

		Percent of class:
Seaboard Flour LLC	465,825.69 shares	40.1%
SFC Preferred, LLC	428,122.55 shares	36.9%
HAB Grandchildren’s Trust A	1,775 shares	0.2%
HAB Grandchildren’s Trust B	1,775 shares	0.2%
HAB 2011 Gift Trust	3,120 shares	0.3%
Bresky Foundation	4,060 shares	0.4%
SJB SEB LLC	4,661 shares	0.4%
SJB 2014 Trust	4,661 shares	0.4%
Paul M. Squires	4,661 shares	0.4%
Ellen S. Bresky	909,339.24 shares	78.3%

CUSIP No. 15117V109	13D

Each Reporting Person’s calculation of its percentage ownership of the Common Stock of the Issuer is based on 1,160,779 shares of Common Stock outstanding as of April 20, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2020.

(b)                                 Number of shares as to which the person has:

(i)                                    Sole power to vote or to direct the vote and to dispose or to direct the disposition of

Seaboard Flour LLC	0	shares
SFC Preferred, LLC	0	shares
HAB Grandchildren’s Trust A	0	shares
HAB Grandchildren’s Trust B	0	shares
HAB 2011 Gift Trust	0	shares
Bresky Foundation	0	shares
SJB SEB LLC	0	shares
SJB 2014 Trust	0	shares
Paul M. Squires	0	shares
Ellen S. Bresky	0	shares

(ii)                                Shared power to vote or to direct the vote and to dispose or to direct the disposition of

Seaboard Flour LLC	465,825.69	shares
SFC Preferred, LLC	428,122.55	shares
HAB Grandchildren’s Trust A	1,775	shares
HAB Grandchildren’s Trust B	1,775	shares
HAB 2011 Gift Trust	3,120	shares
Bresky Foundation	4,060	shares
SJB SEB LLC	4,661	shares
SJB 2014 Trust	4,661	shares
Paul M. Squires	4,661	shares
Ellen S. Bresky	909,339.24	shares

(c)                                  During the past sixty days, no transactions in the Common Stock were effected by the Reporting Persons.

(d)                                 No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1  Amended and Restated Joint Filing Agreement, dated July 24, 2020, by and among the Reporting Persons

CUSIP No. 15117V109	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

SEABOARD FLOUR LLC

By:	/s Ellen S. Bresky
Name: Ellen S. Bresky
Title: Manager

SFC PREFERRED, LLC

By:	/s/ Ellen S. Bresky
Name: Ellen S. Bresky
Title: Manager

SJB SEB LLC

By:	/s/ Paul M. Squires
Name: Paul M. Squires
Title: Manager

HAB GRANDCHILDREN’S TRUST A

By:	/s/ Stephen M. Berman
Stephen M. Berman, not individually but solely as Trustee

HAB GRANDCHILDREN’S TRUST B

By:	/s/ Patricia A. Bresky
Patricia A. Bresky, not individually but solely as Co-Trustee

By:	/s/ Stephen M. Berman
Stephen M. Berman, not individually but solely as Co-Trustee

HAB 2011 GIFT TRUST

By:	/s/ Stephen M. Berman
Stephen M. Berman, not individually but solely as Trustee

CUSIP No. 15117V109	13D

SJB 2014 TRUST

By:	/s/ Ellen S. Bresky
Ellen S. Bresky, not individually but solely as Co-Trustee

By:	/s/ Stephen M. Berman
Stephen M. Berman, not individually but solely as Co-Trustee

BRESKY FOUNDATION

By:	/s/ Ellen S. Bresky
Name: Ellen S. Bresky
Title: President

/s/ Paul M. Squires
Paul M. Squires

/s/ Ellen S. Bresky
Ellen S. Bresky

Dated: July 24, 2020

CUSIP No. 15117V109	13D

Exhibit 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Seaboard Corporation, and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 24th day of July 2020.

SEABOARD FLOUR LLC

By:	/s Ellen S. Bresky
Name: Ellen S. Bresky
Title: Manager

SFC PREFERRED, LLC

By:	/s/ Ellen S. Bresky
Name: Ellen S. Bresky
Title: Manager

SJB SEB LLC

By:	/s/ Paul M. Squires
Name: Paul M. Squires
Title: Manager

HAB GRANDCHILDREN’S TRUST A

By:	/s/ Stephen M. Berman
Stephen M. Berman, not individually but solely as Trustee

HAB GRANDCHILDREN’S TRUST B

By:	/s/ Patricia A. Bresky
Patricia A. Bresky, not individually but solely as Co-Trustee

By:	/s/ Stephen M. Berman
Stephen M. Berman, not individually but solely as Co-Trustee

CUSIP No. 15117V109	13D

HAB 2011 GIFT TRUST

By:	/s/ Stephen M. Berman
Stephen M. Berman, not individually but solely as Trustee

SJB 2014 TRUST

By:	/s/ Ellen S. Bresky
Ellen S. Bresky, not individually but solely as Co-Trustee

By:	/s/ Stephen M. Berman
Stephen M. Berman, not individually but solely as Co-Trustee

BRESKY FOUNDATION

By:	/s/ Ellen S. Bresky
Name: Ellen S. Bresky
Title: President

/s/ Paul M. Squires
Paul M. Squires

/s/ Ellen S. Bresky
Ellen S. Bresky